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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. ____________)*



                           Mobility Electronics, Inc.
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                                (Name Of Issuer)


                                  Common Stock
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                         (Title Of Class Of Securities)


                                    60741U101
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                                 (CUSIP Number)


                                December 4, 2000
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             (Date Of Event Which Requires Filing Of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 60741U101                                 13G                      Page    2    of    6     Pages
          ----------------------------------                                      -------    --------


   1     Names of Reporting Persons.  I.R.S. Identification Nos. of above person (entities only).

         Remigius G. Shatas
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   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
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   3     SEC Use Only
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   4     Citizenship or Place of Organization

         U.S.A.
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 Number of Shares      5     Sole Voting Power

   Beneficially              240,000 shares
       Owned

 by Each Reporting     6     Shared Voting Power

      Person                 496,500 shares

                       7     Sole Dispositive Power
       With:
                             240,000 shares

                       8     Shared Dispositive Power

                             496,500 shares

   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          736,500
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   10     Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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   11     Percent of Class Represented by Amount in Row (11)

          5.2%
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   12     Type of Reporting Person (See Instructions)

          IN
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


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ITEM 1.

         (a)  Name of Issuer: Mobility Electronics, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

                  7955 Redfield Road
                  Scottsdale, Arizona 85260

ITEM 2.

         (a)  Name of Person Filing: Remigius G. Shatas

         (b)  Address of Principal Business Office or, if None, Residence:

                  c/o  5030 Bradford Drive, Suite 230
                       Huntsville, Alabama 35805

         (c)  Citizenship: USA

         (d)  Title of Class of Securities: Common Stock

         (e)  CUSIP No.: 60741U101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (16 U.S.C.
                  78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1 (b)(1)(ii)(G);


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         (h)  [ ] A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with ss.240.13-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

         (a)  Amount Beneficially Owned:

              736,500 shares

         (b)  Percent of Class: 5.2%

         (c)  Number of Shares as to Which Such Person Has:

           (i)    Sole power to vote or to direct the vote: 240,000 shares

           (ii)   Shared power to vote or to direct the vote: 496,500 shares

           (iii)  Sole power to dispose or to direct the disposition of:
                  240,000 shares

           (iv)   Shared power to dispose or to direct the disposition of:
                  496,500 shares

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not Applicable


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ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

      Not Applicable


ITEM 10.      CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        January 12, 2001                   /s/ REMIGIUS G. SHATAS
         ------------------------      -----------------------------------------
                                                  Remigius G. Shatas


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